FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software’s Partner, Wizrom Software, Reports 5 New Integration Projects, including PepsiCo Beverages

PRESS RELEASE

Magic Software’s Partner, Wizrom Software, Reports 5 New Integration Projects, including PepsiCo Beverages

Wizrom Software Recently Signed as New Magic Software iBOLT Integration Partner for Eastern Europe

Or-Yehuda, Israel, May 6, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of multi-deployment mode and cloud-enabled application platforms and business and process integration solutions, today announced that it has signed a new partner in Eastern Europe, Wizrom Software from Romania. The company has already reported five new integration projects involving iBOLT, including PepsiCo Beverages.

PepsiCo Beverages (represented in Romania by Quadrant Amroq Beverages), the producer and distributor of Pepsi, Pepsi Max, Pepsi Light, Mountain Dew, Mirinda, 7up, Prigat, Lipton Ice Tea, Gatorade and Roua Muntilor, is one of the customers who chose iBOLT for their integration project. “We decided to implement this solution to automate the internal processes for payments and production. After a very short time we achieved a visible optimization of our activities, cutting the time needed for data preparation and lowering processing  costs. The solution is very easy to adopt, and the fact that it is based on a code-free concept allows us to extend applicability  to the entire operational process”, said Marius Iarca, IT Manager for PepsiCo Beverages.

Utilizing a code-free approach, iBOLT helps companies get more value from their IT investments by automating manual and repetitive workflows and freeing staff so they can focus on their core tasks. With an integrated view of company data, management can make more informed business decisions, get more value from each business interaction and achieve faster time to market for their products and services.

Adrian Bodomoiu, Managing Director for Wizrom Software commented, “The continuous changes in the business environment demands that companies rapidly adapt and respond to their customers’ needs, by bringing quality products and services. Our partnership with Magic Software is thus focused on delivering complete and efficient solutions for better business processes management."

Ran Lewinski, General Manager Distribution for Magic Software said, “We are very pleased to be working with Wizrom Software. They are distributing and using our iBOLT business integration suite to customers throughout Romania, Bulgaria and Moldova.  iBOLT enables enterprises and companies of all sizes to cost-effectively integrate on-demand, cloud-based and on-premise applications and improve workflows between IT systems. Wizrom Software is already implementing five iBOLT projects in the region.”

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iBOLT Resources

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iBOLT White Papers

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iBOLT customer stories

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Find out more about iBOLT

Notes for Editors

iBOLT’s code-free approach is facilitated by a pre-compiled and pre-configured coding engine based upon Magic Software’s 25 years of application development experience. This enables both simple and complex business processes to be designed and implemented quickly and easily – and also makes it more cost-efficient to assimilate and integrate future IT application acquisitions.

iBOLT is a code-free business and process integration suite. The product works seamlessly with solutions such as SAP Business One, SAP ERP, Salesforce.com, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, forms and databases, healthcare systems using HL7, Microsoft Dynamics CRM, Microsoft SharePoint, EDI systems, and many more.

iBOLT versions 2.5 and 3 have been certified by SAP. Magic Software is also the recipient of the “2005 Solution Partner Leadership in Innovation” award, the “2006 ISV Partner Quality Excellence Award” from SAP America and the “2008 Global Solution Partner Award” from SAP AG.

iBOLT is a Salesforce.com Appexchange certified product and Magic Software is a Salesforce.com AppExchange partner with customers in multiple industry verticals worldwide.

About Wizrom Software

Established in 1994, Wizrom Software is today one of the leading software suppliers of the local profile market. As every company’s success is determined by its capacity to adapt to the continuously growing requirements on the market, Wizrom offers today a large array of solutions, the result of adapting several well-known international packages to the specific requests of local and multinational companies working in Romania. With subsidiaries in Bulgaria and the Republic of Moldavia, Wizrom has approximately 3,000 active customers and 25,000 licences installed in companies from various business fields. For more information, please visit our website: http://www.wizrom.ro.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-deployment mode and cloud-enabled application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry-related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Magic Software media contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

Investor Relations :

KCSA Strategic Communications
Marybeth Csaby / Rob Fink
Tel. +1 212-896-1236 / +1 212-896-1206
Email: magicsoftware@kcsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software’s Partner, Wizrom Software, Reports 5 New Integration Projects, including PepsiCo Beverages

Exhibit 10.1